SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

28 November 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 28 November 2018 re: Bank of England 2018 Stress Test Passed

28 November 2018

LLOYDS BANKING GROUP PASSES THE BANK OF ENGLAND 2018 STRESS TEST

Lloyds Banking Group plc (the Group), together with six other financial institutions in the UK, has been subject to the 2018 stress test conducted by the Bank of England (BoE).

This year's stress test scenario is broadly the same as in 2017 and thus remains the most severe test that the Group has faced, and more severe than the last global financial crisis. The scenario combines rapidly rising interest rates and unemployment, in conjunction with significant falls in property prices and GDP. In particular, base rates rise to 4 per cent in the first year and remain at this level for a further three years, GDP reduces by 4.7 per cent in the first year, unemployment increases to a peak of 9.5 per cent in the second year, and UK house and commercial property prices fall 33 per cent and 40 per cent, respectively over the first three years.

This year's stress test runs under the IFRS 9 accounting standard (rather than IAS 39) for the first time, which requires the immediate recognition of expected lifetime losses rather than reflecting incurred losses. The BoE assesses the stress test results on an IFRS 9 transitional basis, in line with the phased implementation approach. Results are also shown on an IFRS 9 fully-loaded basis.

Result of the stress test
The Group has passed the stress test on a transitional basis with the BoE calculating the Group's transitional CET1 ratio after the application of management actions as 9.3 per cent and its leverage ratio as 4.5 per cent against the increased hurdle rates of 8.5 per cent and 3.8 per cent, respectively.

Despite the severity of the stress test scenario, the Group exceeds the capital and leverage hurdles after the application of management actions. At the low point, the total CET1 drawdown on a transitional basis is 20 basis points less than in the 2017 stress test and the headroom between the CET1 ratio low point and the hurdle rate has widened by 40 basis points to 80 basis points.

Given this performance, the Group is not required to take any capital actions and all capital guidance is reaffirmed, including the Board's view of the level of CET1 required, which remains circa 13 per cent, plus a management buffer of around 1 per cent.

The Group's capital position remains strong having reported a CET1 ratio of 14.6 per cent and a leverage ratio of 5.3 per cent, post dividend accrual, at 30 September 2018. The Group also continues to be strongly capital generative, having built 162 basis points of CET1 in the first nine months of 2018, and continues to expect to deliver circa 200 basis points for the full year which will support an increased capital start point for the 2019 stress test (2018 start point: 14.0 per cent on a transitional basis and 13.8 per cent on a fully loaded basis).

As stated by the BoE, there is no automatic link between the stress test results and the setting of capital buffers. The PRA buffer is expected to be communicated to the Group before the publication of the Group's 2018 results.

Further details
Details of the BoE's approach to the stress test and the detailed results in relation to all participating financial institutions are available from the BoE website.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                     +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and /or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.  Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone  and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting  from  increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 28 November 2018